Filed by Colombier Acquisition Corp.

pursuant to Rule 425 under the U.S. Securities Act of 1933, as amended,

under the Securities Exchange Act of 1934, as amended

Subject Company: Colombier Acquisition Corp.

Commission File No.: 001-40457

Date: March 2, 2023

On March 2, 2023, PSQ Holdings, Inc. (“PublicSq.”), which is a party to a previously disclosed Agreement and Plan of Merger, dated as of February 27, 2023, with Colombier Acquisition Corp., among other parties, through its social media accounts, shared the following posts on Instagram and Twitter.

Instagram: Repost of @kellygolden1: “Finally a way to marry your wallet & your values…

@officialpublicsq

SEC LEGEND”

Instagram: Repost of @kaysmythe: “Woooo!! @officialpublicsq

SEC LEGEND”

Instagram: Repost of @i_am_claireharris: “Our inspiration is rooted in a desire to be a company by the people, for the people and owned by ‘We The People’

Thankful to be on this journey with @officialpublicsq

SEC LEGEND”

Instagram: Repost of @thatpatriotmom: “Congrats to my @officialpublicsq family on going public!!! I have been cheering you on since pre-launch in San Diego & am so proud of what you are building. #letssssgooooo yewww

@realmichaelseifert

@publicsq.mamabear

@thejonwerner

SEC LEGEND”

Twitter: Repost of Blake Masters @bgmasters: “Turns out most Americans don’t like globalist corporations pushing woke ideology on them — most of us would greatly prefer to support businesses that share our values.

@officialpsq helps make that happen! It’s going public with $CLBR, and I’m thrilled to be joining the board.

Quote tweet of Michael Seifert @realmichaelseif:

Michael Seifert @realmichaelseif • Feb 28

We’re excited to go public with $CLBR so that we can be a company by the people, for the people, and owned by ‘We the People’.

There’s a desperate need for the values of Main Street to be represented on Wall St. and we’re grateful to provide a solution.

Onward and upward! twitter.com/officialpsq/st…

4:12 PM • Feb 28, 2023 • 27.6K Views”

The following content is intended to amend a Form 425 filed by Colombier Acquisition Corp. on February 28, 2023.

On February 28, 2023, PSQ Holdings, Inc. (“PublicSq.”), which is a party to a previously disclosed Agreement and Plan of Merger, dated as of February 27, 2023, with Colombier Acquisition Corp., among other parties, through its social media accounts, shared the following posts on Instagram, Facebook, LinkedIn, and Twitter.

Instagram: “We’re excited to go public with CLBR so that we can be a company by the people, for the people, and owned by ‘We the People’.

There’s a desperate need for the values of Main Street to be represented on Wall St. and we’re grateful to provide a solution.

Onward and upward!

Link to SEC Legend: https://publicsq.com/sec-legend”

Instagram: Repost of @letmedothetalking3: “I love @officialpublicsq!!!!!! As a Patriot, wife and mom, I take a stand. All of these companies are pro America and Constitution. And pro you! Haven’t bought Nike or Starbucks in years… no need for that agenda as we’ve got thousands of options.”

Instagram: Repost of @alexbruesewitz: “We can’t rely on politicians to save us from “woke” corporations. We the people need to step up

Alex

Stop spending money with companies that hate you. Shop with your values & support pro America companies on @officialpublicsq ($CLBR)”

Instagram: Repost of @alexbruesewitz: “Michael Seifert

@realmichaelseifert

We’re excited to go public with $CLBR so that we can be a company by the people, for the people, and owned by ‘We the People’.

There’s a desperate need for the values of Main Street to be represented on Wall St. and we’re grateful to provide a Solution.

Onward and Upward!

PublicSq. @officialpsq • 42m

We at PublicSq. are providing a solution that helps freedom-loving Americans spend their hard-earned money wth businesses that prioritize the values that have made this nation so special in the first place. We’re excited to be going public with . . .

Show this thread

@officialpublicsq going public with $CLBR?! Let’s go! Go invest in the Patriot Economy!”

Instagram: Repost of @tips_with_tracie_: “Let’s GO!!! Excited!!!

MAJOR ANNOUNCEMENT

Michael Seifert

@realmichaelseifert

We’re excited to go public with $CLBR so that we can be a company by the people, for the people, and owned by ‘We the People’.

There’s a desperate need for the values of Main Street to be represented on Wall St. and we’re grateful to provide a Solution.

Onward and Upward!

PublicSq. @officialpsq • 42m

We at PublicSq. are providing a solution that helps freedom-loving Americans spend their hard-earned money wth businesses that prioritize the values that have made this nation so special in the first place. We’re excited to be going public with . . .

Show this thread

Onward & Upward”

Instagram: Repost of @tips_with_tracie_: “BIG NEWS

PUBLICSQ. GOES PUBLIC!

Businesswire

PublicSq., a Leading Values-Aligned Marketplace, to Go Public via Combination with Colombier Acquisition Corp. (NYSE: CLBR)

With more than 450,000 active members and more than 40,000 businesses on its platform, PublicSq. has already become the largest marketplace of pro-America businesses and consumers

March marks one year of joining @officialpublicsq as Ambassador, now Regional Coordinator. What an exciting year it has been! Beyond excited for where we are headed. Honored to be on the journey!”

Instagram: Repost of @chrissiebretz: “Thank you @donaldjtrumpjr

Donald Trump Jr.

@DonaldJTrumpJr

As many of you know, I hate woke corporations but we’re not going to beat them if we just keep complaining on Twitter.

That’s why I’m excited that my friends at @officialpsq are going public with #CLBR today!

PublicSq., a Leading Values-Aligned Marketplace, to Go Public via Combi…

businesswire.com

9:12 AM • 2/28/23 • 66.3K Views

@officialpublicsq”

Instagram: Repost of @hannahfurnberg: “Onward and Upward

@officialpublicsq @realmichaelseifert

Michael Seifert

@realmichaelseifert

We’re excited to go public with $CLBR so that we can be a company by the people, for the people, and owned by ‘We the People’.

There’s a desperate need for the values of Main Street to be represented on Wall St. and we’re grateful to provide a Solution.

Onward and Upward!

PublicSq. @officialpsq • 42m

We at PublicSq. are providing a solution that helps freedom-loving Americans spend their hard-earned money wth businesses that prioritize the values that have made this nation so special in the first place. We’re excited to be going public with . . .

Show this thread

6:20 AM • 2/28/23 • 13.3K Views”

Instagram: Repost of @pufferpatriot: “I love @officialpublicsq”

Instagram: Repost of @supervisorjimdesmond: “Congratulations to San Diego’s own, @officialpublicsq on your big announcement! Keep changing the world @realmichaelseifert.”

Instagram: “Incredibly grateful to have you on the journey with us @donaldjtrumpjr”

Repost of @donaldjtrumpjr: “As many of you know, I hate woke corporations, but we’re not going to beat them if we just keep complaining on Twitter.

That’s why I’m excited that my friends at PublicSq. are going public with stock ticker $CLBR”

Download the app at www.publicsq.com and join the un-woke economy today.”

@donaldtrumpjr They kept saying if you don’t like it build your own…so my friends @officialpublicsq did just that. and I’m r…”

Instagram: Repost of @truthsocialclub: “Download now

@officialpublicsq

@donaldjtrumpjr”

Instagram: Repost of @kaseyjeanwa: “A company by the people, for the people and owned by the people”

THIS IS HUGE!!”

Instagram: Repost from @i_am_claireharris: “Repost from @realmichaelseifert

MAJOR ANNOUNCEMENT

Michael Seifert

@realmichaelseifert

We’re excited to go public with $CLBR so that we can be a company by the people, for the people, and owned by ‘We the People’.

There’s a desperate need for the values of Main Street to be represented on Wall St. and we’re grateful to provide a Solution.

Onward and Upward!

PublicSq. @officialpsq • 42m

We at PublicSq. are providing a solution that helps freedom-loving Americans spend their hard-earned money wth businesses that prioritize the values that have made this nation so special in the first place. We’re excited to be going public with . . .

Show this thread

6:20 AM • 2/28/23 • 13.3K Views

@officialpublicsq”

Instagram: Repost of @markzizi: “MAJOR ANNOUNCEMENT

Michael Seifert

@realmichaelseifert

We’re excited to go public with $CLBR so that we can be a company by the people, for the people, and owned by ‘We the People’.

There’s a desperate need for the values of Main Street to be represented on Wall St. and we’re grateful to provide a Solution.

Onward and Upward!

PublicSq. @officialpsq • 42m

We at PublicSq. are providing a solution that helps freedom-loving Americans spend their hard-earned money wth businesses that prioritize the values that have made this nation so special in the first place. We’re excited to be going public with . . .

Show this thread

6:20 AM • 2/28/23 • 13.3K Views

So amazing!! This is what’s called creating real change. Congratulations to @officialpublicsq and @realmichaelseifert

Hard work and [American Flag] values

Michael is genuine, takes time for the little people, and most importantly a family man!!”

Instagram: Repost of @maliashirley: “@officialpublicsq making big [$] [$] moves”

Instagram: Repost of @_conservativemenofusa: “@realmichaelseifert growing the ways of @officialpublicsq ! I’m an ambassador for them in Idaho! Hoping to add more! Check them out!”

Instagram: Repost of @tips_with_tracie: “Incredible!!! @realmichaelseifert

Join us on @officialpublicsq

Let’s add your business!

Apply for my free business profile”

Instagram: Repost of @staucie: “MAJOR ANNOUNCEMENT

Michael Seifert

@realmichaelseifert

We’re excited to go public with $CLBR so that we can be a company by the people, for the people, and owned by ‘We the People’.

There’s a desperate need for the values of Main Street to be represented on Wall St. and we’re grateful to provide a Solution.

Onward and Upward!

PublicSq. @officialpsq • 42m

We at PublicSq. are providing a solution that helps freedom-loving Americans spend their hard-earned money wth businesses that prioritize the values that have made this nation so special in the first place. We’re excited to be going public with . . .

Show this thread

6:20 AM • 2/28/23 • 13.3K Views

Never thought we would be here when I decided to work for @officialpublicsq just 1 ½ years ago. Grateful for this company and the leadership of @realmichaelseifert! Onward & upward”

Instagram: Repost of @sarahgabel: “MAJOR ANNOUNCEMENT

Michael Seifert

@realmichaelseifert

We’re excited to go public with $CLBR so that we can be a company by the people, for the people, and owned by ‘We the People’.

There’s a desperate need for the values of Main Street to be represented on Wall St. and we’re grateful to provide a Solution.

Onward and Upward!

PublicSq. @officialpsq • 42m

We at PublicSq. are providing a solution that helps freedom-loving Americans spend their hard-earned money wth businesses that prioritize the values that have made this nation so special in the first place. We’re excited to be going public with . . .

Show this

6:20 AM • 2/

We are bringing PublicSq. to the Public!! The time is now for the parallel economy to arise and shine! Let’s do this!!! @officialpublicsq”

Instagram: Repost of @rebeccarsheehan: “PublicSq., a Leading Values-Aligned Marketplace, to Go Public via Combination with Colombier Acquisition Corp. (NYSE: CLBR)

With more than 450,000 active members and more than 40,000 businesses on its platform, PublicSq. has already become the largest marketplace of pro-America businesses and consumers

Ideally positioned to serve a total addressable market of more than 100 million patriotic Americans searching for companies that share their values

Transaction consideration to PublicSq. holders to consist of newly issued Colombier shares with a value of $200 million and is expected to provide up to $158.5 million in cash to fund

Congrats to @officialpublicsq for… going public!”

Instagram: Repost of @chrissibretz: “Excited for the journey ahead

@sebastianjosephharris

@realmichaelseifert

@officialpublicsq”

Instagram: Repost of @bootletmedia__: “So proud of @officialpublicsq!!! They have been getting SO MUCH press – that’s free press for YOUR business if you are on the app!

Add your business

It’s free to add yours!”

Instagram: Repost of @hannahfurnberg: “Exciting times!

@donaldjtrumpjr @officialpublicsq

Repost of @donaldjtrumpjr: “As many of you know, I hate woke corporations, but we’re not going to beat them if we just keep complaining on Twitter.

That’s why I’m excited that my friends at PublicSq. are going public with stock ticker $CLBR”

Download the app at www.publicsq.com and join the un-woke economy today.””

Instagram: Repost of @hannahfurnberg: “PublicSq. making history

A company by the people, for the people, and owned by ‘We the People’”

Instagram: Repost of @stephen.s.17: “@officialpublicsq

@realmichaelseifert”

Instagram: “A company by the people, for the people, and owned by ‘We the People’”

Instagram: Repost of @rachealblaze1: “PublicSq., a Leading Values-Aligned Marketplace, to Go Public via Combination with Colombier Acquisition Corp. (NYSE: CLBR)

With more than 450,000 active members and more than 40,000 businesses on its platform, PublicSq. has already become the largest marketplace of pro-America businesses and consumers

Ideally positioned to serve a total addressable market of more than 100 million patriotic Americans searching for companies that share their values

Transaction consideration to PublicSq. holders to consist of newly issued Colombier shares with a value of $200 million and is expected to provide up to $158.5 million in cash to fund PublicSq.’s continued growth and expansion into new revenue streams, assuming no redemptions

PublicSq. Founder and CEO Michael Seifert to

Businesswire.com

Congrats @officialpublicsq @realmichaelseifert @chrissibretz”

Instagram: Repost of @kylelovlace: “MAJOR ANNOUNCEMENT

Michael Seifert

@realmichaelseifert

We’re excited to go public with $CLBR so that we can be a company by the people, for the people, and owned by ‘We the People’.

There’s a desperate need for the values of Main Street to be represented on Wall St. and we’re grateful to provide a Solution.

Onward and Upward!

PublicSq. @officialpsq • 42m

We at PublicSq. are providing a solution that helps freedom-loving Americans spend their hard-earned money wth businesses that prioritize the values that have made this nation so special in the first place. We’re excited to be going public with . . .

Show this thread

6:20 AM • 2/28/23 • 13.3K Views

kylelovlace So proud of @realmichaelseifert & @officialpublicsq going public!! Go follow this company for…”

Instagram: Repost of @i_am_claireharris: “@officialpublicsq has some big news”

Instagram: Repost of @alexbruesewitz: “Repost of @donaldjtrumpjr: “As many of you know, I hate woke corporations, but we’re not going to beat them if we just keep complaining on Twitter.

That’s why I’m excited that my friends at PublicSq. are going public with stock ticker $CLBR

Download the app at www.publicsq.com and join the un-woke economy today.

@donaldtrumpjr

@officialpublicsq/$CLBR”

Instagram: Repost of @the_typical_liberal and @dc_draino: “Daily Mail • More Stories

The anti-woke ‘patriotic’ marketplace set to go public in $200 million deal: Project backed by Don Jr. promises to promote firm that represent ‘freedom’ and vows to stop Americans ‘giving money to businesses that hate them’

By Morgan Phillips, U.S. Political Report For Dailymail.Com

20:11 27 Feb 2023, updated 20:20 27 Feb 2023

@the_typical_liberal Just imagine what being listed on @officialpublicq can do for YOUR business LINK IN MY B…”

Instagram: Repost of @toxicmasculinitymens: “Go woke, go broke

@officialpublicsq

#shopwokefree”

Instagram: Repost of @jonnyroot_: “Congrats @officialpublicsq @realmichaelseifert”

Instagram: Repost of @schoolingsarah: “@officialpublicsq

Support businesses that align with your values”

Instagram: Repost of @amirxodom: “Not to mention they’re going public… literally~!

I use @officialpublicsq all the time to find local coffee shops and boutiques that I know are going to have really cool owners.

Adding your business is free, and this includes services like photography, contracting, etc.

Comment “PublicSq” on my story to claim your business listing. It’s free promo for your business with the sheer amount of press and coverage they’re getting.

All my friends use and support this business cause they’re real and genuine. Get used to seeing them around!”

Facebook: “We’re excited to go public with $CLBR so that we can be a company by the people, for the people, and owned by ‘We the People’.

There’s a desperate need for the values of Main Street to be represented on Wall St. and we’re grateful to provide a solution.

Onward and upward!

Link to SEC Legend: https://publicsq.com/sec-legend”

LinkedIn: “We’re excited to go public with $CLBR so that we can be a company by the people, for the people, and owned by ‘We the People’.

There’s a desperate need for the values of Main Street to be represented on Wall St. and we’re grateful to provide a solution.

Onward and upward!

Link to SEC Legend: https://publicsq.com/sec-legend”

LinkedIn: “We at PublicSq. are providing a solution that helps freedom-loving Americans spend their hard-earned money with businesses that prioritize the values that have made this nation so special in the first place. We’re excited to be going public with $CLBR to further this mission.

Link to SEC Legend: https://lnkd.in/g-xCba_t

https://lnkd.in/ggtE4iNj”

Twitter: “We at PublicSq. are providing a solution that helps freedom-loving Americans spend their hard-earned money with businesses that prioritize the values that have made this nation so special in the first place. We’re excited to be going public with $CLBR to further this mission.

https://t.co/WAaYjbT4s8

Link to SEC Legend: publicsq.com/sec-legend”

Twitter: Repost of Kimberly Guilfoyle @kimguilfoyle: “I firmly believe that @officialpsq is doing the most important work of anyone in America by building a marketplace of patriotic businesses to fight back against America’s woke corporations. I am thrilled they are taking their company public.”

Twitter: Repost of Greg Price @greg_price11: “It’s really awesome to see that @RealOmeedMalik is taking @officialpsq public. The app created by my guy @realmichaelseif is the largest marketplace of un-woke businesses in America. Everybody should download it and start shopping from businesses that don’t hate you.”

Twitter: Repost of Donald Trump Jr. @DonaldJTrumpJr: “As many of you know, I hate woke corporations but we’re not going to beat them if we just keep complaining on Twitter.

That’s why I’m excited that my friends at @officialpsq are going public with #CLBR today!”

Twitter: Repost of Michael Seifert @realmichaelseif: “We’re excited to go public with $CLBR so that we can be a company by the people, for the people, and owned by ‘We the People’.

There’s a desperate need for the values of Main Street to be represented on Wall St. and we’re grateful to provide a solution.

Onward and upward!”

On February 28, 2023, PSQ Holdings, Inc., through email, shared the following communication with subscribers to the Company’s communications:

“Shopping your values just got a whole lot better.

Hello PublicSq. Community,

We have some very exciting news for you…

If you haven’t heard already, PublicSq. is going PUBLIC!

The need for the parallel economy has never been more clear and we’re grateful to be providing a solution that helps patriotic consumers like you shop your values so that you can positively change the country with the value of your wallet.

Check out the press release below that will tell you everything you need to know.

‘PublicSq., a Leading Values-Aligned Marketplace, to Go Public via Combination with Colombier Acquisition Corp. (NYSE: CLBR)’

https://www.businesswire.com/news/home/20230227005661/en/PublicSq.-a-Leading-Values-Aligned-Marketplace-to-Go-Public-via-Combination-with-Colombier-Acquisition-Corp.-NYSE-CLBR

The inspiration for us to go public is rooted in a desire to be a company by the people, for the people, and owned by ‘We the People.’ We’re excited for the road ahead and we’re glad you’re on the journey with us.

Onward and upward,

Michael Seifert

CEO & Founder

PublicSq.”

“Additional Information and Where to Find It

In connection with the proposed transaction (the “Proposed Transaction”), Colombier Acquisition Corp. (“Colombier”) intends to file a registration statement on Form S-4 (as may be amended or supplemented from time to time, the “Form S-4” or the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC”), which will include a preliminary proxy statement and a prospectus in connection with the Proposed Transaction. STOCKHOLDERS OF COLOMBIER ARE ADVISED TO READ, WHEN AVAILABLE, THE PRELIMINARY PROXY STATEMENT, ANY AMENDMENTS THERETO, THE DEFINITIVE PROXY STATEMENT, THE PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. HOWEVER, THIS DOCUMENT WILL NOT CONTAIN ALL THE INFORMATION THAT SHOULD BE CONSIDERED CONCERNING THE PROPOSED TRANSACTION. IT IS ALSO NOT INTENDED TO FORM THE BASIS OF ANY INVESTMENT DECISION OR ANY OTHER DECISION IN RESPECT OF THE PROPOSED TRANSACTION. When available, the definitive proxy statement and other relevant documents will be mailed to the stockholders of Colombier as of a record date to be established for voting on the Proposed Transaction. Stockholders and other interested persons will also be able to obtain copies of the preliminary proxy statement, the definitive proxy statement, the Registration Statement and other documents filed by Colombier with the SEC that will be incorporated by reference therein, without charge, once available, at the SEC’s website at www.sec.gov.

Colombier’s stockholders will also be able to obtain a copy of such documents, without charge, by directing a request to: Colombier Acquisition Corp., 214 Brazilian Avenue, Suite 200-A, Palm Beach, FL 33480; e-mail: ir@colombierspac.com. These documents, once available, can also be obtained, without charge, at the SEC’s website at www.sec.gov.

Participants in the Solicitation

Colombier, PSQ Holdings, Inc. (“PublicSq.”) and their respective directors and executive officers may be deemed participants in the solicitation of proxies of Colombier’s stockholders in connection with the Proposed Transaction. Colombier’s stockholders and other interested persons may obtain more detailed information regarding the names, affiliations, and interests of certain of Colombier executive officers and directors in the solicitation by reading Colombier’s final prospectus filed with the SEC on June 9, 2021 in connection with Colombier’s initial public offering (“IPO”), Colombier’s Annual Report on Form 10-K for the year ended December 31, 2021, as filed with the SEC on March 22, 2022 and Colombier’s other filings with the SEC. A list of the names of such directors and executive officers and information regarding their interests in the Proposed Transaction, which may, in some cases, be different from those of stockholders generally, will be set forth in the Registration Statement relating to the Proposed Transaction when it becomes available. These documents can be obtained free of charge from the source indicated above.

No Offer or Solicitation

This communication shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Transaction. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended or an exemption therefrom.

Forward-Looking Statements

This communication may contain forward-looking statements for purposes of the “safe harbor” provisions under the United States Private Securities Litigation Reform Act of 1995. Any statements other than statements of historical fact contained herein are forward-looking statements. Such forward-looking statements include, but are not limited to, expectations, hopes, beliefs, intentions, plans, prospects, financial results or strategies regarding PublicSq. and the Proposed Transaction and the future held by the respective management teams of Colombier or PublicSq., the anticipated benefits and the anticipated timing of the Proposed Transaction, future financial condition and performance of PublicSq. and expected financial impacts of the Proposed Transaction (including future revenue, pro forma enterprise value and cash balance), the satisfaction of closing conditions to the Proposed Transaction, financing transactions, if any, related to the Proposed Transaction, the level of redemptions of Colombier’s public stockholders and the products and markets and expected future performance and market opportunities of PublicSq. These forward-looking statements generally are identified by the words “anticipate,” “believe,” “could,” “expect,” “estimate,” “future,” “intend,” “may,” “might,” “strategy,” “opportunity,” “plan,” “project,” “possible,” “potential,” “project,” “predict,” “scales,” “representative of,” “valuation,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including, without limitation: (i) the risk that the Proposed Transaction may not be completed in a timely manner or at all, which may adversely affect the price of Colombier’s securities, (ii) the risk that the Proposed Transaction may not be completed by Colombier’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Colombier, (iii) the failure to satisfy the conditions to the consummation of the Proposed Transaction, including, among others, the condition that Colombier has cash or cash equivalents of at least $33 million (subject to reduction for (x) transaction expenses of Colombier and PublicSq., up to an aggregate of $15 million, and (y) the aggregate amount of any private financing transactions by PublicSq. consummated prior to closing in accordance with the terms of the Merger Agreement (as defined below)), and the requirement that the definitive agreement related to the business combination between Colombier and PublicSq. (the “Merger Agreement”) and the transactions contemplated thereby be approved by the stockholders of Colombier and by the stockholders of PublicSq., respectively, (iv) the failure to obtain regulatory approvals, as applicable, required to consummate the Proposed Transaction, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vi) the effect of the announcement or pendency of the Proposed Transaction on PublicSq.’s business relationships, operating results, and business generally, (vii) risks that the Proposed Transaction disrupts current plans and operations of PublicSq., (viii) the outcome of any legal proceedings that may be instituted against PublicSq. or against Colombier related to the Merger Agreement or the Proposed Transaction, (ix) the ability to maintain the listing of Colombier’s securities on a national securities exchange, (x) changes in the competitive market in which PublicSq. operates, variations in performance across competitors, changes in laws and regulations affecting PublicSq.’s business and changes in the combined capital structure, (xi) the ability to implement business plans, growth, marketplace and other expectations after the completion of the Proposed Transaction, and identify and realize additional opportunities, (xiii) the potential inability of PublicSq. to achieve its business and customer growth and technical development plans, (xiv) the ability of PublicSq. to enforce its current or future intellectual property, including patents and trademarks, along with potential claims of infringement by PublicSq. of the intellectual property rights of others, (xv) risk of loss of key influencers, media outlets and promoters of PublicSq.’s business or a loss of reputation of PublicSq. or reduced interest in the mission and values of PublicSq. and the segment of the consumer marketplace it intends to serve and (xvi) the risk of economic downturn, increased competition, a changing regulatory landscape and related impacts that could occur in the highly competitive consumer marketplace, both online and through “bricks and mortar” operations. The foregoing list of factors is not exhaustive. Recipients should carefully consider such factors and the other risks and uncertainties described and to be described in the “Risk Factors” section of Colombier’s initial public offering prospectus filed with the SEC on June 9, 2021, Colombier’s Annual Report on Form 10-K filed for the year ended December 31, 2021, as filed with the SEC on March 22, 2022 and subsequent periodic reports filed by Colombier with the SEC, the Registration Statement to be filed by Colombier in connection with the Proposed Transaction and other documents filed or to be filed by Colombier from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Recipients are cautioned not to put undue reliance on forward-looking statements, and neither PublicSq. nor Colombier assume any obligation to, nor intend to, update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by law. Neither PublicSq. nor Colombier gives any assurance that either PublicSq. or Colombier, or the combined company, will achieve its expectations.

Information Sources; No Representations

The communication furnished herewith has been prepared for use by Colombier and PublicSq. in connection with the Proposed Transaction. The information therein does not purport to be all-inclusive. The information therein is derived from various internal and external sources, with all information relating to the business, past performance, results of operations and financial condition of Colombier derived entirely from Colombier and all information relating to the business, past performance, results of operations and financial condition of PublicSq. derived entirely from PublicSq. No representation is made as to the reasonableness of the assumptions made with respect to the information therein, or to the accuracy or completeness of any projections or modeling or any other information contained therein. Any data on past performance or modeling contained therein is not an indication as to future performance.

No representations or warranties, express or implied, are given in respect of the communication. To the fullest extent permitted by law in no circumstances will Colombier or PublicSq, or any of their respective subsidiaries, affiliates, shareholders, representatives, partners, directors, officers, employees, advisors or agents, be responsible or liable for any direct, indirect or consequential loss or loss of profit arising from the use of the this communication (including without limitation any projections or models), any omissions, reliance on information contained within it, or on opinions communicated in relation thereto or otherwise arising in connection therewith, which information relating in any way to the operations of PublicSq. has been derived, directly or indirectly, exclusively from PublicSq. and has not been independently verified by Colombier. Neither the independent auditors of Colombier nor the independent auditors of or PublicSq. audited, reviewed, compiled or performed any procedures with respect to any projections or models for the purpose of their inclusion in the communication and, accordingly, neither of them expressed any opinion or provided any other form of assurances with respect thereto for the purposes of the communication.”

Additional Information and Where to Find It

In connection with the proposed transaction (the “Proposed Transaction”), Colombier Acquisition Corp. (“Colombier”) intends to file a registration statement on Form S-4 (as may be amended or supplemented from time to time, the “Form S-4” or the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC”), which will include a preliminary proxy statement and a prospectus in connection with the Proposed Transaction. STOCKHOLDERS OF COLOMBIER ARE ADVISED TO READ, WHEN AVAILABLE, THE PRELIMINARY PROXY STATEMENT, ANY AMENDMENTS THERETO, THE DEFINITIVE PROXY STATEMENT, THE PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. HOWEVER, THIS DOCUMENT WILL NOT CONTAIN ALL THE INFORMATION THAT SHOULD BE CONSIDERED CONCERNING THE PROPOSED TRANSACTION. IT IS ALSO NOT INTENDED TO FORM THE BASIS OF ANY INVESTMENT DECISION OR ANY OTHER DECISION IN RESPECT OF THE PROPOSED TRANSACTION. When available, the definitive proxy statement and other relevant documents will be mailed to the stockholders of Colombier as of a record date to be established for voting on the Proposed Transaction. Stockholders and other interested persons will also be able to obtain copies of the preliminary proxy statement, the definitive proxy statement, the Registration Statement and other documents filed by Colombier with the SEC that will be incorporated by reference therein, without charge, once available, at the SEC’s website at www.sec.gov.

Colombier’s stockholders will also be able to obtain a copy of such documents, without charge, by directing a request to: Colombier Acquisition Corp., 214 Brazilian Avenue, Suite 200-A, Palm Beach, FL 33480; e-mail: ir@colombierspac.com. These documents, once available, can also be obtained, without charge, at the SEC’s website at www.sec.gov.

Participants in the Solicitation

Colombier, PSQ Holdings, Inc. (“PublicSq.”) and their respective directors and executive officers may be deemed participants in the solicitation of proxies of Colombier’s stockholders in connection with the Proposed Transaction. Colombier’s stockholders and other interested persons may obtain more detailed information regarding the names, affiliations, and interests of certain of Colombier executive officers and directors in the solicitation by reading Colombier’s final prospectus filed with the SEC on June 9, 2021 in connection with Colombier’s initial public offering (“IPO”), Colombier’s Annual Report on Form 10-K for the year ended December 31, 2021, as filed with the SEC on March 22, 2022 and Colombier’s other filings with the SEC. A list of the names of such directors and executive officers and information regarding their interests in the Proposed Transaction, which may, in some cases, be different from those of stockholders generally, will be set forth in the Registration Statement relating to the Proposed Transaction when it becomes available. These documents can be obtained free of charge from the source indicated above.

No Offer or Solicitation

This communication shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Transaction. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended or an exemption therefrom.

Forward-Looking Statements

This communication may contain forward-looking statements for purposes of the “safe harbor” provisions under the United States Private Securities Litigation Reform Act of 1995. Any statements other than statements of historical fact contained herein are forward-looking statements. Such forward-looking statements include, but are not limited to, expectations, hopes, beliefs, intentions, plans, prospects, financial results or strategies regarding PublicSq. and the Proposed Transaction and the future held by the respective management teams of Colombier or PublicSq., the anticipated benefits and the anticipated timing of the Proposed Transaction, future financial condition and performance of PublicSq. and expected financial impacts of the Proposed Transaction (including future revenue, pro forma enterprise value and cash balance), the satisfaction of closing conditions to the Proposed Transaction, financing transactions, if any, related to the Proposed Transaction, the level of redemptions of Colombier’s public stockholders and the products and markets and expected future performance and market opportunities of PublicSq. These forward-looking statements generally are identified by the words “anticipate,” “believe,” “could,” “expect,” “estimate,” “future,” “intend,” “may,” “might,” “strategy,” “opportunity,” “plan,” “project,” “possible,” “potential,” “project,” “predict,” “scales,” “representative of,” “valuation,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including, without limitation: (i) the risk that the Proposed Transaction may not be completed in a timely manner or at all, which may adversely affect the price of Colombier’s securities, (ii) the risk that the Proposed Transaction may not be completed by Colombier’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Colombier, (iii) the failure to satisfy the conditions to the consummation of the Proposed Transaction, including, among others, the condition that Colombier has cash or cash equivalents of at least $33 million (subject to reduction for (x) transaction expenses of Colombier and PublicSq., up to an aggregate of $15 million, and (y) the aggregate amount of any private financing transactions by PublicSq. consummated prior to closing in accordance with the terms of the Merger Agreement (as defined below)), and the requirement that the definitive agreement related to the business combination between Colombier and PublicSq. (the “Merger Agreement”) and the transactions contemplated thereby be approved by the stockholders of Colombier and by the stockholders of PublicSq., respectively, (iv) the failure to obtain regulatory approvals, as applicable, required to consummate the Proposed Transaction, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vi) the effect of the announcement or pendency of the Proposed Transaction on PublicSq.’s business relationships, operating results, and business generally, (vii) risks that the Proposed Transaction disrupts current plans and operations of PublicSq., (viii) the outcome of any legal proceedings that may be instituted against PublicSq. or against Colombier related to the Merger Agreement or the Proposed Transaction, (ix) the ability to maintain the listing of Colombier’s securities on a national securities exchange, (x) changes in the competitive market in which PublicSq. operates, variations in performance across competitors, changes in laws and regulations affecting PublicSq.’s business and changes in the combined capital structure, (xi) the ability to implement business plans, growth, marketplace and other expectations after the completion of the Proposed Transaction, and identify and realize additional opportunities, (xiii) the potential inability of PublicSq. to achieve its business and customer growth and technical development plans, (xiv) the ability of PublicSq. to enforce its current or future intellectual property, including patents and trademarks, along with potential claims of infringement by PublicSq. of the intellectual property rights of others, (xv) risk of loss of key influencers, media outlets and promoters of PublicSq.’s business or a loss of reputation of PublicSq. or reduced interest in the mission and values of PublicSq. and the segment of the consumer marketplace it intends to serve and (xvi) the risk of economic downturn, increased competition, a changing regulatory landscape and related impacts that could occur in the highly competitive consumer marketplace, both online and through “bricks and mortar” operations. The foregoing list of factors is not exhaustive. Recipients should carefully consider such factors and the other risks and uncertainties described and to be described in the “Risk Factors” section of Colombier’s initial public offering prospectus filed with the SEC on June 9, 2021, Colombier’s Annual Report on Form 10-K filed for the year ended December 31, 2021, as filed with the SEC on March 22, 2022 and subsequent periodic reports filed by Colombier with the SEC, the Registration Statement to be filed by Colombier in connection with the Proposed Transaction and other documents filed or to be filed by Colombier from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Recipients are cautioned not to put undue reliance on forward-looking statements, and neither PublicSq. nor Colombier assume any obligation to, nor intend to, update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by law. Neither PublicSq. nor Colombier gives any assurance that either PublicSq. or Colombier, or the combined company, will achieve its expectations.

Information Sources; No Representations

The communication furnished herewith has been prepared for use by Colombier and PublicSq. in connection with the Proposed Transaction. The information therein does not purport to be all-inclusive. The information therein is derived from various internal and external sources, with all information relating to the business, past performance, results of operations and financial condition of Colombier derived entirely from Colombier and all information relating to the business, past performance, results of operations and financial condition of PublicSq. derived entirely from PublicSq. No representation is made as to the reasonableness of the assumptions made with respect to the information therein, or to the accuracy or completeness of any projections or modeling or any other information contained therein. Any data on past performance or modeling contained therein is not an indication as to future performance.

No representations or warranties, express or implied, are given in respect of the communication. To the fullest extent permitted by law in no circumstances will Colombier or PublicSq, or any of their respective subsidiaries, affiliates, shareholders, representatives, partners, directors, officers, employees, advisors or agents, be responsible or liable for any direct, indirect or consequential loss or loss of profit arising from the use of the this communication (including without limitation any projections or models), any omissions, reliance on information contained within it, or on opinions communicated in relation thereto or otherwise arising in connection therewith, which information relating in any way to the operations of PublicSq. has been derived, directly or indirectly, exclusively from PublicSq. and has not been independently verified by Colombier. Neither the independent auditors of Colombier nor the independent auditors of or PublicSq. audited, reviewed, compiled or performed any procedures with respect to any projections or models for the purpose of their inclusion in the communication and, accordingly, neither of them expressed any opinion or provided any other form of assurances with respect thereto for the purposes of the communication.”

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